SAMSON OIL & GAS LIMITED PROVIDES OPERATIONAL ADVICE ON STATE GC#2

Denver 1700 hours April 7, Perth 0700 hours April 8 2008

STATE GC#2 (Working Interest SSN 37%, Net Revenue Interest 28.3%)
The State GC #2 well was drilling ahead at a depth of 11,414 feet at 6 am April 7, having intersected the primary target at 11,268 feet.

The Lower Leonard porosity was intersected in two zones; the first between 11,268 feet to 11,293 feet, an interval of 25 feet, hydrocarbon shows within this interval included a gas show of 2,100 units over a background of 40 units with associated moderately bright yellow fluorescence. The interval was also associated with a marked increase in the rate of penetration.

The second interval was drilled between 11,374 and 11,381 feet an interval of 5 feet and was accompanied by a gas show of 5,300 units over a background of 40 units. Florescence was also recorded in the chip samples within this interval and the interval drilled at an elevated rate of penetration.

Preliminary analysis of the available data suggests that the drilling breaks and hydrocarbon shows in this well are correlative to the producing horizon in the State GC#1 well.

The well is expected to reach a total depth of 11,550 feet during the early evening of April 8 and will then be logged. The logging operation will be used to determine whether the target zones are porous and a casing decision will be made after analysis of that data.

Whilst the drilling breaks and hydrocarbon shows are encouraging they are qualitative, thus the logging suite will be used to judge whether the well will be completed.

The State GC#2 well is located in the Permian Basin in Lea County in eastern New Mexico. The well is adjacent to the State GC#1 well, which produces oil from the Lower Leonard Formation. This well has produced a gross 543,000 barrels and has a gross Expected Ultimate Recovery of 1.1 million barrels. The State GC #2 well can be expected to have a similar recovery so long as the amplitude response is proven to be accurate.

The State GC #2 well location has been developed through the use of 3D seismic which has been analyzed for amplitude response and both the State GC#1 well and the State GC#2 well are located in areas of elevated amplitude thought to be caused by the incidence of porosity. The credibility of the amplitude response has been enhanced because of the lack of amplitude associated with two dry holes drilled adjacent to the State GC#1 well by neighboring lease holders. Thus there is both positive and negative evidence that the porosity associated with the Lower Leonard can be imaged by 3D seismically derived amplitudes.

Samson’s shares (SSN: Amex and ASX) are traded on both the American Stock Exchange and on Australian Securities Exchange. On the Amex, Samson trades an American Depository Share, each of which represent 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Statements made in this release that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will”. Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information. Samson has reported the hydrocarbon shows and drilling information as received from the Operator and whilst encouraging are not definitive in determining the ultimate economic worth of this project. The well operations could be delayed or curtailed and may vary from current expectations since various factors, including but not limited to equipment availability or breakage or continuing problems with lost circulation or other unanticipated difficulties could delay those events and change those expectations.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the Securities and Exchange Commission on Form 20-F, which is available at www.sec.gov/edgar/searchedgar/webusers.htm.